
May 26, 2011

Via Email
Mr. Thomas Tippl
Chief Operating and Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

>   **Re:**   **Activision Blizzard, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2011**
>   **Filed May 9, 2011**
>   **File No. 001-15839**

Dear Mr. Tippl:

We have reviewed your letter dated April 19, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 5, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Revenue Arrangements with Multiple Deliverables, page 8

1.   We note that for arrangements with multiple deliverables consisting of both software and hardware products, when determining the selling price of your significant deliverables you use a variation of vendor-specific-objective-evidence (VSOE) of fair value and third-

party evidence (TPE) taking into consideration the actual price charged by the company when sold separately and the wholesale prices of the same or similar products. Please clarify how these inputs are used in determining the amount to allocate to each element and why you believe using this variation of VSOE is appropriate.

<u>Note 9 – Restructuring, page 17</u>

2.   We note that you have reported the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles as a restructuring charge. Please tell us how you considered ASC 205-20 in determining whether to present this business as a discontinued operation.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Income Tax Expense, page 33</u>

3.   We note your response to prior comment 2 as well as your revised disclosures on page 33. Please tell us how you considered separately quantifying the foreign effective tax as this appears to be important information necessary to understand your income tax expense.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief